FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Avalon Advanced Materials Inc. ("Avalon" or the "Company")

130 Adelaide Street West

Suite 1901

Toronto, ON M5H 3P5

Item 2 Date of Material Change

January 24, 2021.

Item 3 News Release

A news release was disseminated on January 25, 2021 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4 Summary of Material Change

On January 24, 2021, Avalon entered into convertible security funding agreement for gross proceeds of $3,000,000.

Item 5 Full Description of Material Change

On January 24, 2021 Avalon entered into a $3,000,000 convertible security funding agreement (the "Funding Agreement") with an entity managed by The Lind Partners ("Lind"), a New York based asset management firm.  The funding closed on January 29, 2021.

The convertible security has a two year term and accrues a simple interest rate obligation of 10% per annum on the funded amount, which is prepaid and attributed to its face value upon issuance, resulting in a face value of $3,600,000 (the "Face Value").  Lind will be entitled to convert the Face Value amount over a 24 month period, subject to certain limits, at a conversion price equal to 85% of the five day trailing volume weighted average price of Avalon's common shares prior to the date of conversion.  The convertible security matures on January 29, 2023.  Avalon has the right to repurchase the convertible security at any time, subject to the holder's option to convert up to one third of the Face Value into Avalon common shares prior to this repurchase.

In conjunction with the closing of the Funding Agreement, Lind received a closing fee of $90,000, and 9,800,000 common share purchase warrants.  Each warrant entitles the holder to purchase one common share of the Company at a price of $0.18 per common share until January 29, 2025.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period which expires on May 30, 2021. The Company has received conditional approval of the TSX in connection with this financing.

This material change report is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9 Date of Report

February 3, 2021.